

George R Jensen Jr · 3rd

610-620-3187 / George@Jensenventuresinc.com

West Chester, Pennsylvania · 500+ connections · **Contact info**

Jensen Ventures, Inc

 **The Wharton School**

Experience

Chairman and CEO

Jensen Ventures, Inc.

Jun 2013 – Present · 7 yrs 4 mos

West Chester, Pa

Mr. George R. Jensen, Jr., is currently Chairman & CEO of Jensen Ventures, Inc.

The company is a business advisory consulting firm that concentrates on energy, technology, entertainment, and M&A opportunities.

George Jensen is an experienced CEO and successful entrepreneur. He has raised in excess of $ 250 million dollars for various ventures where he was the Founder and CEO which created over 2,600 jobs. He has a network of over 500 high net worth investors, and a profe ...**see mor**

 ### Founder, Chairman & CEO

USA Technologies Inc.

Jan 1992 – Oct 2011 · 19 yrs 10 mos

Malvern,Pa

Mr. Jensen is the Founder of USA Technologies Inc (NASDAQ – USAT). From January 1992 to October 2011 he was the Chairman and CEO of USA Technologies Inc. Under his leadership the company became a world leader in providing innovative wireless and networked payment solutions to the vending, kiosk and unattended point-of-sale self-serve industries. V ...**see mor**

Founder, Chairman & CEO

American Film Technologies,inc

1985 – 1992 · 7 yrs

Del Mar,California

George Jensen founded AFT, a technology production company, that converted over 200 black and white films to color, including Casablanca. Under his leadership as Chairman, CEO, and board member, the stock of American Film Technologies went from $.40 cents to $14 dollars per share in five years, and had a market value of in excess of 150 million. The comp ...see mor

Founder,Chairman & CEO

International Film Productions,Inc.

Jan 1981 – Jun 1985 · 4 yrs 6 mos

TV film production. George Jensen, was the founder, Chairman, CEO, and board member. He was the executive producer of A.D., an epic $35 million dollar, 12 hour mini series which aired i prime time on NBC during Easter of 1985. Procter & Gamble was the sole sponsor with a total investment to air and produce of $50 million dollars, making it their largest investme ...see mor

Education



The Wharton School

Advanced Management Program

1989 – 1991

http://www.wharton.upenn.edu



University of Tennessee-Knoxville

Bachlor Science

1966 – 1970

Activities and Societies: Track & Field Scholarship, ATO fraternity

http://www.rohetrackera.com/PostGraduate/GeorgeJensen.html



